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                  COHOES BANCORP ANNOUNCES VOTING RESULTS

     August 18, 2000: Cohoes Bancorp, Inc. (NMS:COHB) announced today that 47.52% of its outstanding stock voted in favor of the merger agreement with Hudson River Bancorp, while 32.47% either voted against or abstained. Of the votes actually cast, 59.4% were voted in favor of the merger agreement. "We are gratified that we received more votes in favor of our merger agreement with Hudson River than the against votes solicited by TrustCo and Ambanc on a combined basis. We would like to thank all of our shareholders who voted, and particularly those who supported our agreement with Hudson River," stated Harry L. Robinson, President of Cohoes.

     "Obviously we are very disappointed that we did not quite reach the 50% of the outstanding shares in favor that was needed to approve the merger agreement. Over the next several weeks, our Board of Directors intends to evaluate all of its options and determine the best way to proceed on behalf of all shareholders. In order to keep all of our options open, we intend to seek regulatory approval to repurchase 10% of our outstanding shares," concluded Mr. Robinson.


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